SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2018

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

 _________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

 _________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Table of contents

-	Press release dated April 5, 2018;
-	Press release dated April 5, 2018;
-	Notice of the Shareholders’ Meeting 2018;
-	Report of the Board of Directors to the Shareholders’ Meeting;
-	Press release dated April 6, 2018;
-	Press release dated April 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.
/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate
Secretary’s Staff Office

Date: April 30, 2018

Eni: Board of Directors approves potential bond issue in USD

Rome, 5 April 2018 – Eni's Board of Directors approved today a potential issuance of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion US dollars, to be issued in one or more tranches by 5 April 2019.

The bonds, if issued, will enable Eni to pre-fund future financial needs, widen its investor base and maintain a well-balanced financial structure in terms of short-term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets or on multilateral trading facilities.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni-CDP Equity: slate of Board of Directors candidates and proposals of resolution for Saipem Shareholders’ Meeting

San Donato Milanese (MI) - Roma, 5 April 2018 - Eni and CDP Equity, in relation to the Saipem Shareholders’ Meeting on May 3, 2018, on single call to resolve, inter alia, the appointment of Board Directors, as required by the current Shareholders’ agreement between the companies, will propose a joint slate including the following candidates:

•	Francesco Caio,

•	Stefano Cao,

•	Maria Elena Cappello*,

•	Claudia Carloni,

•	Paolo Fumagalli*,

•	Leone Pattofatto.

Stefano Cao is the candidate who possesses the required professional skills to be confirmed as CEO of the company.

The slate will be deposited at Saipem within the terms and conditions indicated by the law, Saipem By-laws, the notice of the Shareholders’ Meeting and the Shareholders’ agreement.

Eni and CDP Equity will also submit to the Saipem Shareholders’ Meeting the proposals:

- to appoint Francesco Caio as Chairman of the Board of Directors;

- to confirm the current gross annual remuneration payable to each Director of 60,000 euro, plus reimbursement of expenses incurred in their role as board members.

Eni S.p.A. holds 308,767,968 ordinary shares of Saipem S.p.A. representing 30.542% of the total amount of ordinary shares.

* Candidate which has declared his/her independence requirements provided under art. 148, paragraph 3, of the legislative decree 58/1998 (“T.U.F.”), as referred to art. 147-ter paragraph 4 of T.U.F and under art. 3 of the Italian Corporate Governance Code.

CDP Equity S.p.A. holds 126,905,637 ordinary shares of Saipem S.p.A. representing 12.553% of the total amount of ordinary shares.

Eni S.p.A. and CDP Equity S.p.A. have entered into a Shareholders’ agreement related to the ordinary shares of Saipem S.p.A. whose essential information is available on the websites of Saipem S.p.A. and Consob.

ENI S.p.A. Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

CDP Equity S.p.A. Contacts:

Press Office: Tel. +39 06 4221.4000

Switchboard: +39 02 8904.061

info@cdpequity.it

ufficio.stampa@cdp.it

Web site: www.cdpequity.it

Eni S.p.A.	Published on April 6, 2018
Sede Legale
Piazzale Enrico Mattei,1 - 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2018

Notice of Ordinary Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter “Eni” or “Company”) are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone (Piazza della Stazione Enrico Fermi), on May 10, 2018 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

1.	Eni S.p.A. financial statements at December 31, 2017. Related resolutions. Eni consolidated financial statements at December 31, 2017. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.

2.	Allocation of net profit.

3.	Remuneration report (Section I): policy on remuneration.

4.	Appointment of the Independent Auditors for the period 2019-2027.

Right to attend and to vote at the Shareholders' Meeting

Pursuant to Article 83-sexies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders’ Meeting are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (April 30, 2018 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 7, 2018). The right to attend and to vote in the Shareholders’ Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to attend or vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 7, 2018; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.

Segreteria Societaria

(Domande Assemblea maggio 2018)

Piazzale Enrico Mattei, 1

00144 Roma – Italy

b) by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, d) by certified e-mail at the address corporate_sesocorp@pec.eni.com or e) through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified on the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders’ Meeting, also through publication of the answer in the appropriate section of the Company’s website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section; b) during the Shareholders’ Meeting; an answer is also deemed given during the Shareholders’ Meeting when set out in the documentation made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorized attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders’ Meeting by persons entitled to vote. The order in which the items on the agenda will be put to vote is established by the Chairman of the Shareholders’ Meeting.

Any further information is available on the Company’s website.

How to vote by proxy

Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a

Eni S.p.A.	Published on April 6, 2018
Sede Legale
Piazzale Enrico Mattei,1 - 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2018

representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.

Segreteria Societaria

(Delega Assemblea maggio 2018)

Piazzale Enrico Mattei, 1

00144 Rome – Italy

b) by fax to Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company’s website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s website and at the Company’s registered office.

Shareholders’ Representative designated by the Company

Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s website or at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders' meeting (May 8, 2018) at the following address:

Mr Dario Trevisan

Viale Majno, 45

20122 Milano – Italy

The proxy and related voting instructions can be revoked by the above deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.

For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail

Pursuant to Articles 127 of the T.U.F. and 140 and following of Consob Issuers’ Regulation and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.

The “Vote by Mail Form”, which is available on the Company's website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The “Vote by Mail Form” – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received by May 9 , 2018:

Eni S.p.A.

Segreteria Societaria

(Voto per corrispondenza Assemblea maggio 2018)

Piazzale Enrico Mattei, 1

00144 Roma – Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the specified deadline or which have not been signed shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the holder of the voting right and is exercised separately for each of the resolutions proposed. The vote may be revoked with a written statement notified to the Company by May 9, 2018, or by way of an express statement issued by the holder during the course of the Shareholders’ Meeting.

Information regarding ADRs holders

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary, by April 2, 2018, will be entitled to participate in the Meeting, to delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the “ADR Deposit Agreement”. Beneficial Owners who have taken advantage of the Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to Citibank N.A.

Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only.

•	Toll-Free Number: + 800 112 234 56 – from outside Italy.

•	Fax number: +39 06 598 22 233.

Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting”.

***

Any experts, financial analysts or journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to the Eni Corporate Secretary’s Office (Segreteria Societaria) by May 8, 2018.

Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration

Eni S.p.A.	Published on April 6, 2018
Sede Legale
Piazzale Enrico Mattei,1 - 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2018

operations shall be carried out at the venue of the Shareholders’ Meeting starting from 9:00 a.m. (CET).

The Chairman of the Board of Directors

Emma Marcegaglia

Published on April, 6, 2018, 2018

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 10, 2018

on single call

Report of the Board of Directors

on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 10, 2018

on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2017.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2017.

Reports of the Directors, of the Board of Statutory

Auditors and of the Audit Firm.

The document “Annual Report at December 31, 2017” of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage service authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and of the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2017 of Eni S.p.A., which report a net profit amounting to €3,586,228,088.80.”

2

Item 2

Allocation of net Profit

Dear Shareholders,

in regard to the results achieved, you are invited to resolve as follows:

“to allocate the net profit for the financial year 2017 of €3,586,228,088.80, of which €2,145,772,035.60 remains following the distribution of the 2017 interim dividend of €0.4 per share, resolved by the Board of Directors on September 14, 2017, as follows:

1.	the amount of €27,762,774.05 to the reserve required by Article 6, paragraph 2 of Legislative Decree no. 38 of February 28, 2005;
2.	to Shareholders in the form of a dividend of €0.4 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2017 interim dividend of €0.4 per share. The total dividend per share for the financial year 2017 therefore amounts to €0.8 per share;
3.	the payment of the balance of the 2017 dividend in the amount of €0.4 per share, payable on May 23, 2018, with an ex-dividend date of May 21, 2018 and a record date of May 22, 2018.
4.	to the available reserve the amount of net profit remaining after the distribution of the proposed dividend.”

Item 3

Remuneration report (Section I): policy on remuneration

The Remuneration Report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers’ Regulation.

Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Remuneration Report regarding the Company's policy on the remuneration of the Board of Directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration Report approved by the Board of Directors, which will be published in accordance with the deadlines and procedures required by law, as well as on the Company’s website.

Dear Shareholders,

You are invited to resolve

“in favour of the first section of the Remuneration Report regarding the Company's policy on the remuneration of the Board of Directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy”.

Item 4

Appointment of the Independent Auditors for the period 2019 - 2027

On the date set for the Shareholders’ Meeting to approve the Eni financial statements at December 31, 2018, the appointment of EY (formerly Reconta Ernst & Young) for the 2010 – 2018 audit engagement approved by the Shareholders’ Meeting on April 29, 2010, will expire.

The Board submits to the Shareholders’ Meeting’s approval the justified proposal presented by the Board of Statutory Auditors of Eni S.p.A., pursuant to art. 13, paragraph 1, and article 17, paragraph 1, of Legislative Decree no. 39 of January 27, 2010, for the appointment of Eni’s Independent Auditors for the period 2019-2027, as illustrated in the following report of the Board of Statutory Auditors:

3

“Report of the Board of Statutory Auditors in its capacity as the Internal Control and Audit Committee on Item 4 of the Agenda: Appointment of the independent auditors for the Period 2019-2027”

Dear Shareholders,

With approval of the 2018 financial statements by the Shareholders’ Meeting to be convened in 2019, the appointment of EY (formerly Reconta Ernst & Young) for the 2010 – 2018 audit engagement approved by the Shareholders’ Meeting on April 29, 2010, will expire. Under current legislation, last amended by Regulation (EU) no. 537/2014 and Legislative Decree no. 135/2016: (i) the engagement granted to EY may not be renewed or reappointed for at least four financial years following the expiry of the current engagement; (ii) the new statutory audit engagement must be appointed by way of a specific selection process to be conducted in accordance with the criteria and procedures established under Article 16 of the European Regulation referred to above.

In order to ensure a period of transition from the current independent auditor to the incoming auditor that is appropriate to the size and complexity of the Eni Group (hereinafter the Group), the Board of Statutory Auditors (hereinafter the Board), in its capacity as the Internal Control and Audit Committee (hereinafter also ICAC) and as the body performing the functions of the Audit Committee in accordance with applicable US legislation given that Eni is publicly listed on the New York Stock Exchange (NYSE), concurred with the proposal of the competent company bodies to bring forward the selection process for the audit engagement for 2019-2027 in order to enable the Shareholders’ Meeting of May 10, 2018 to approve the engagement. Bringing forward the selection process, which is permitted under Italian legislation, is in line with the existing practice of other companies in Italy and abroad.

The Board first agreed with the competent company units the transparent and non-discriminatory selection of the audit firms to invite to submit bids, as required by law, opening participation to bidders with the appropriate expertise and sectoral experience and an appropriate structure for auditing a group such as Eni. These criteria were determined taking into account of: (i) the Group’s geographical presence in over 70 countries, certain of which are of strategic importance; (ii) the dual-listed nature of the company, being publicly listed on both the Milan and New York stock exchanges; (iii) the fact that the Group operates in the oil & gas industry, which has its own specific industrial, regulatory, and contractual characteristics; (iv) the Group’s businesses other than oil & gas, each of which, in turn, has its own specific characteristics. The Board then established the criteria for evaluating the financial and qualitative aspects of the proposals, with the latter guiding the selection of the most appropriate independent auditor based on Eni’s specific industrial structure, excluding any recourse to the clauses referred to in 16(6) of Regulation (EU) no. 537/2014 aimed at restricting the shareholders’ choices to certain categories of auditors.

In performing our duties, the Board was assisted by a Commission of Enquiry made up of representatives from the various company departments involved in the selection process, whose task was to check the proposals submitted by the bidders and prepare a list of successful candidates to be submitted to the Board for approval.

In accordance with the provisions of Article 16 of Regulation (EU) no. 537/2014, as this process involves an engagement for the statutory auditing of a “public-interest entity” as defined by current legislation, given that Eni S.p.A. is an Italian company that issues financial instruments traded on regulated markets in Italy and in the European Union, the Board’s proposal presents two alternatives for the engagement and gives a justified preference for one of the two.

4

Scope of the engagement

The scope of the engagement to be awarded through the selection process has been determined in accordance with the specific needs of Eni, as a company listed on both Borsa Italiana and the NYSE (as a foreign private issuer). In addition to requiring the auditing of Form 20-F to be filed with the SEC, the latter listing requires an auditor’s assessment of the effectiveness of the internal control system over financial reporting (hereinafter also “Sarbanes-Oxley Act activities” or “SOX activities”). This assessment of the internal control system is closely integrated into the overall audit process. As for the duration of the audit engagement, in accordance with EU legislation and given that Eni S.p.A. is a public-interest entity, the period required to the independent auditor for providing the service is to be the nine financial years from 2019 to 2027.

With a view to optimising the work of the auditors throughout the Group, the scope of the engagement specified for the selection process included not only the assessment of the adequacy of the internal control system over financial reporting and the audit of Eni S.p.A.’s separate and consolidated financial statements but also the audit of the financial statements of the subsidiaries, including the other companies of the Group that qualify as public-interest entities, such as Eni Finance International SA, Eni Insurance DAC and Banque Eni SA. The scope of the engagement also includes the audit of the financial statements of the main entities in joint operations, joint ventures, and associates that are not publicly listed,1 for which the willingness of the other partners to appoint the audit engagement to the audit firm selected by Eni shall be verified. Without prejudice to the independence of these companies in the selection of their independent auditor, the appointment of the engagement by the subsidiaries and other investees that opt for the same audit firm as Eni shall take place in accordance with applicable local law.

The audit engagement also includes auditing the reporting packages of the subsidiaries, assessment of the consistency of the report on corporate governance and ownership structure, and the Report of Directors on operations with the financial statements, as well as the new legislative requirements concerning the audit of the Report of Directors on operations, the limited review of the half-year interim financial report as recommended under Consob Resolution no. 97001574/1997, the audit of the annual accounts prepared for the Italian Authority for Electricity and Gas and the Water System, and the audit of the report prepared in accordance with Article 2433-bis of the Italian Civil Code for distribution of interim dividends. The engagement also includes certain additional services (e.g. auditing the general and operating expenses billed to partners in mineral joint ventures, issuance of comfort letters regarding bond-issue plans, etc.), which have been verified as being compatible with the audit engagement in accordance with national, European and US law and which Eni has the option of activating in accordance with the authorisation procedures established under applicable laws, regulations, and internal procedures.

In order to ensure uniform quality standards ensuring the quality of the audit service and the comparability of the bids, bidders were asked to provide the same mix of professional personnel, with a greater concentration of partners and managers (10% partners; 35% managers; 30% senior auditors; 25% assistant auditors) than recommended in Consob Communication no. 96003556 of April 18, 1996 (partners between 4 and 7%, managers between 14 and 17%, seniors between 25 and 35%, and assistants between 41 and 57%).

1 For more on the classification of investees as subsidiaries, joint operations, joint ventures and associates, please see the International Financial Reporting Standards adopted in preparing Eni’s consolidated financial statements.

5

Finally, an integral part of the request for bids was the map of the evolution of the IT systems and support to the administrative processes and controls planned by Eni for the coming years in consideration of the transformative effect that evolving technology will have on audit activities in the future.

Pre-selection and selection procedure

In view of the size and the industrial and geographical complexity of the Group, Eni’s status as a dual-listed company - being listed on the stock exchanges in both Milan and New York - and the characteristics of the oil & gas industry, the criteria for the pre-selection of audit firms to be invited to submit a bid were as follows:

•	firms whose network had been awarded, within the last five years (2012-2016) at least one engagement to audit the consolidated financial statements of the Eni peers specified in the Eni Fact Sheet of May 2017 or of other listed oil & gas companies included on at least three industry panels that also include Eni prepared by banks/analysts that monitor Eni as at June 1, 2017;
•	firms whose networks have been awarded, within the last five years (2012-2016), at least one engagement to audit of the consolidated financial statements of a company included in the FTSE MIB 40 index as at December 31, 2016.

Based on this scouting, PricewaterhouseCoopers (hereinafter also “PwC”), KPMG, and Deloitte & Touche (hereinafter also “Deloitte”) were found to meet these prerequisites and were sent calls for expressions of interest on June 27, 2017 and, in September 2017, a request for bids prepared based on the criteria described below.

In particular, in order to assess the proposals on the basis of the financial aspects and the technical and qualitative appropriateness of the service provided and in line with the standards adopted by Eni, the Board of Statutory Auditors approved the scoring model for evaluating the proposals and established that the selection of the preferred audit firm would be based on the “lowest adjusted price”. The “adjusted price” is calculated by taking the price proposed by the bidder and adding a value (the “adjustment factor”) equal to the difference - weighted on the basis on the importance assigned to qualitative factors in respect of financial factors - between the score given to the technical aspects of each proposal and the score given to the technically best proposal.

The technical criteria were primarily defined in line with Eni’s specific needs and characteristics, the significance of their experience in the industries in which Eni operates and in the use of new technologies such as robotics, analytics and big data, with their knowledge of Eni based on previous engagements performed for the Group, with the quality of their operational approach, and with the adequacy of their technical efficiency in terms of effort.

More specifically, the scoring model took account of the following criteria:

•	Experience (weighted at 25%): particularly regarding audit engagements in the oil & gas industry, audits conducted with the use of new technologies (robotics, analytics, big data), and understanding of the Group;
•	Qualifications (weighted at 30%) of the partners and managers of the teams proposed for the most important companies in relation to their expertise in the oil & gas industry, finance and trading, retail, and SOX;
•	Operational approach (weighted at 15%), with a particular emphasis on risk assessment, the organisation of labour, the degree of independence in decision making, and the use of new technologies;

6

•	Effort proposed (weighted at 30%), scored based on: i) a benchmark effort for the 2019-2020 period, determined by Eni based on past experience and specified in the request for bids; and ii) the trend in effort for the subsequent seven years, weighting this component in order to take account of the score given for the other elements of the scoring model (i.e. Experience, Qualifications, and Operational Approach) in order to penalise, at equal levels of effort, the bidder with the lowest score in these elements. .

Evaluation of the proposals

The proposals submitted by the three bidders involved in the selection process were received by Eni on November 21, 2017, in accordance with the deadline specified and in the forms specified in the request for bids.

On December 7, 2017, after examining the administrative documentation and prior to completing the technical assessment based on the scoring model described above, Deloitte informed Eni that it would not be possible to continue with the bidding process in accordance with the objectives that Eni had established given circumstances that were deemed to compromise Deloitte’s independence as an auditor for Eni. As such, Eni did not complete the technical assessment of the proposal presented by Deloitte and did not view the bid price submitted.

On December 13, 2017, as established in the request for bids, the Board, together with the Commission of Enquiry and representatives of the competent Eni units, met with each of the two bidders in order to evaluate their approach to operations so as to obtain a better understanding of the manner in which they would perform the engagement presented in the proposal.

On January 19, 2018, after noting the high quality of both bids, the Board of Statutory Auditors evaluated and approved the findings of the technical assessment of the Commission of Enquiry, which, based on the criteria described above of particular interest to Eni, gave a higher overall technical score to PwC compared with KPMG.

Accordingly, on February 15, 2018, the Board of Statutory Auditors evaluated and approved the report with the findings of the cost assessment conducted by the Commission of Enquiry, which, for the set of activities within the scope of the engagement described earlier (in brief, the audit of the Eni S.p.A. separate financial statements, of the consolidated financial statements - including for the purpose of compliance with US law - and of the financial statements of the subsidiaries; the audit of the internal control system for the purpose of compliance with US law, and the provision of additional services) showed a total bid price for PwC for the 2019-2027 period of €87,657,037.05 (of which €32,542,568.63 related to activities for Eni S.p.A.) and a bid price for KPMG of €112,406,521.10 (of which €55,267,751.57 related to activities for Eni S.p.A.) as shown below:

Services	PwC		KPMG
	Effort (hrs) 2019-2027	Fees (€) 2019-2027	Effort (hrs) 2019-2027	Fees (€) 2019- 2027
Statutory audit	865,796	53,504,525.70	997,495	66,024,025.57
SOX	425,666	26,445,909.25	456,018	32,621,364.42
Additional services	127,827	7,706,602.10	192,029	13,761,131.11
Group total[2]	1,419,289	87,657,037.05	1,645,542	112,406,521.10
of which Eni S.p.A.	602,629	32,542,568.63	778,430	55,267,751.57
Statutory audit	268,174	14,481,664.17	351,097	24,927,535.90
SOX	257,208	13,889,489.21	287,211	20,391,693.79
Additional services	77,247	4,171,415.25	140,122	9,948,521.88

2 Including costs related to significant unlisted entities in joint operations, joint ventures and associates, the Group total would be €94,067,295.46 with 1,527,037 hours of effort for PwC and €117,215,191.07 with 1,728,796 hours for KPMG.

7

In conclusion, the proposal submitted by PwC received the highest technical score and was also the most efficient in terms of effort and had the lowest bid price. As a result, the PwC proposal has the lowest adjusted price.

In relation to the above, on February 15, 2018, following the evaluation process described in detail earlier, Eni’s Board of Statutory Auditors resolved to:

•	recommend, in accordance with Article 16 of Regulation (EU) no. 537/2014, that the Company’s shareholders engage for the 2019-2027 audit either PwC or KPMG based on the proposals submitted by the two bidders;
•	express a justified preference for the proposal submitted by PwC, which received the highest technical score and offered the lowest price.

As specified in the request for bids set to the bidders in accordance with Consob Communication no. DAC/RM/96003556 of April 18, 1996, the fees indicated for performance of the engagement may be adjusted in the event of exceptional or unforeseeable circumstances that could not have been known at the time the contract was signed. The meaning of exceptional and/or unforeseeable circumstances is further defined by contract to include events that result in an increase or a decrease in fees.

Declaration of independence

Prior to presenting the proposal to the shareholders, the Board of Statutory Auditors obtained from the bidders PwC and KPMG the communications required by Rule 3526 of the Public Company Accounting Oversight Board (PCAOB) and by the provisions of Legislative Decree no. 39/2010 regarding the absence of circumstances that could adversely bear on their independence in performing the engagement beginning on the date of the grant of the engagement by the Shareholders’ Meeting.

*                   *                   *

In view of the foregoing, Eni’s Board of Statutory Auditors, in relation to granting the Eni S.p.A. engagement for the nine-year period 2019-2027 to perform the following statutory audit services:

(i)	audit of the separate financial statements of Eni S.p.A. pursuant to Articles 13(1) and 17(1) of Legislative Decree no. 39/2010, including issuing opinions on the financial statements themselves and on the reports on interim dividends pursuant to Article 2433-bis of the Civil Code;
(ii)	audit of the consolidated financial statements pursuant to Articles 13(1) and 17(1) of Legislative Decree no. 39/2010;
(iii)	verification of the proper maintenance of accounting records and the registration of operational events in the company accounts in accordance with the provisions of Article 14(1) of Legislative Decree no. 39/2010;
(iv)	verification of the internal control system for the purpose of compliance with US law;

8

(v)	audit of Form 20-F;
(vi)	limited review of the half-year interim financial report in accordance with Consob recommendations (nos. 97001574/1997 and 10867/1997);
(vii)	audit of the separate annual accounts for the Italian Authority for Electricity and Gas and the Water System in accordance with applicable legislation;

•	on the basis of the selection process, on the bids received, on the evaluations conducted, and on the outcome of said evaluations;
•	in accordance with Article 16 of Regulation (EU) no. 537/2014, which specifies that justified proposals to shareholders shall contain at least two potential candidates;
•	in accordance with Article 16 of said regulation, which calls for the expression of a duly justified preference for one of the two;

SUBMITS

to the shareholders of Eni S.p.A., pursuant to Article 16(2) of Regulation (EU) no. 537/2014 and Articles 13(1) and 17(1) of Legislative Decree no. 39/2010, alternatively, the proposals for the 2019-2027 period presented by PricewaterhouseCoopers S.p.A. and KPMG S.p.A., with a breakdown of their cost and effort (hours) components given in the following table:

Services for Eni S.p.A.	PwC		KPMG
	Effort (hrs) 2019-2027	Fees (€) 2019-2027	Effort (hrs) 2019-2027	Fees (€) 2019-2027
Statutory audit	268,174	14,481,664.17	351,097	24,927,535.90
SOX	257,208	13,889,489.21	287,211	20,391,693.79
Tot. Eni S.p.A.[3]	525,382	28,371,153.38	638,308	45,319,229.69

EXPRESSES

a preference for PricewaterhouseCoopers S.p.A., whose proposal received the highest technical score and had the lowest bid price.4

DECLARES

that the above recommendation was not influenced by third parties and that none of the clauses of the sort specified under paragraph 6 of Article 16 of Regulation (EU) no. 537/2014 were applied.5

3 Including the additional services, the totals for 2019-2027 would be as follows: (i) PwC: 602,629 hours of effort for a total fee of €32,542,568.63; (ii) KPMG: 778,430 hours of effort for a total fee of €55,267,751.57.

4 For a summary of the proposals of PwC and KPMG and an indication of the fee-adjustment criteria, see Annex 1.

5 Article 16, paragraph 6, of Regulation (EU) no. 537/2014 states, “Any clause of a contract entered into between a public-interest entity and a third party restricting the choice by the general meeting of shareholders or members of that entity, as referred to in Article 37 of Directive 2006/43/EC to certain categories or lists of statutory auditors or audit firms, as regards the appointment of a particular statutory auditor or audit firm to carry out the statutory audit of that entity shall be null and void.”

9

ANNEX 1

With regard to the Eni S.p.A. engagement for statutory audit services, including those concerning the consolidated financial statements, and for the assessment of the internal control system over financial reporting, PwC presented a bid for 2019-2027 for a total of 525,382 hours and total fees of €28,371,153.38, broken down as follows:

Services for Eni S.p.A.	PwC
	Effort (hrs) 2019- 2027	Fees (€) 2019-2027
Audit of the separate financial statements[6]	121,425	6,557,071.43
Audit of the consolidated financial statements[7]	76,958	4,155,808.95
Verification of accounting records	22,751	1,228,576.75
SOX	257,208	13,889,489.21
Audit of Form 20-F	13,733	741,595,73
Limited review of the half-year interim financial report	22,401	1,209,676.40
Audit of annual accounts for the Italian Authority for Electricity, Gas and the Water System	10,906	588,934,91
Total Eni S.p.A.[8]	525,382	28,371,153.38

For these same services, KPMG presented a bid for 2019-2027 for a total of 638,308 hours and total fees of €45,319,229.69, broken down as follows:

Services for Eni S.p.A.	KPMG
	Effort (hrs) 2019-2027	Fees (€) 2019-2027
Audit of the separate financial statements[9]	168,227	11,943,948.77 €
Audit of the consolidated financial statements[10]	106,370	7,552,163.63 €
Verification of accounting records	24,350	1,728,825.65 €
SOX	287,211	20,391,693.79 €
Audit of Form 20-F	16,988	1,206,131.01 €
Limited review of the half-year interim financial report	23,935	1,699,361.07 €
Revision of annual accounts for the Italian Authority for Electricity, Gas and the Water System	11,227	797,105,77 €
Total Eni S.p.A.[11]	638,308	45,319,229.69 €

6 Includes issuing opinions on the financial statements themselves and on the reports for the interim dividend pursuant to Article 2433-bis of the Civil Code.

7 Also includes assessment of the report of directors.

8 Including the additional services, the totals for 2019-2027 would be as follows: (i) 602,629 hours of effort; (ii) total fee of €32,542,568.63.

9 Includes issuing opinions on the financial statements themselves and on the reports for interim dividends pursuant to Article 2433-bis of the Italian civil code.

10 Includes, inter alia, the assessment of the report of directors.

11 Including the additional services, the totals for 2019-2027 would be as follows: 778,430 hours of effort for a total fee of €55,267,751.57.

10

For both companies, the fees shown above, which concern solely service provision, were determined in accordance with the criteria set out in Consob Communication no. 96003556 of April 18, 1996, and are to be adjusted annually by 75% of the part exceeding 6% of the variation in the cost-of-living index, with the index for January 2019 = 100. The cost of living index shall be that of the country to which the currency specified in the grant of the engagement applies (for Italy, the ISTAT index or other equivalent index for the euro). The adjustment shall be calculated in relation to the cumulative index on the basis of the fees specified in the contract.

Any costs for travel in Italy or abroad for work performed outside the premises of the network of the audit firm shall be reimbursed in accordance with applicable Eni policies. These costs shall be approved in advance by Eni and will be reimbursed to the extent of reasonable costs supported by related documentation. In any event, the reimbursement of travel expenses may not exceed 10% of the total of each job order. Travel expenses will only be reimbursed in the event the independent auditor does not have offices in the various locations in which Eni has a presence (and to this end, the headquarters in San Donato Milanese are not to be considered different from the Milan office of the audit firm).

The supervision fees payable to Consob solely for statutory audit services shall be reimbursed at cost.

The fees specified above may change in response to changes in the scope of the audit firm’s engagement or following exceptional and/or unforeseeable circumstances that could not have been known at the time the contact was signed, without prejudice to the control and monitoring of the independence and the activity of the audit firm by the Board of Statutory Auditors in its capacity as the Internal Control and Audit Committee.

March 14, 2018

Proposal of resolution

Dear Shareholders,

With regard to the appointment of the audit firm to perform the statutory audit of the accounts of Eni S.p.A. and to audit the internal control system over financial reporting pursuant to US law for the period 2019-2027 you are invited to:

-	approve the proposal of the Board of Statutory Auditors, in accordance with the terms and procedures outlined in the ”Report of the Board of Statutory Auditors, in its capacity as the Internal Control and Audit Committee, on Item 4 of the agenda: Appointment of the Independent Auditors for the period 2019-2027”, which, on the basis of the justified proposal submitted, provides for:

-	on a primary basis, to appoint PricewaterhouseCoopers S.p.A. for the total fee bid of €28,371,153.38, corresponding to 268,174 hours for auditing the accounts and 257,208 hours for auditing the internal control system over financial reporting pursuant to US law;
-	on a secondary basis, if the primary proposal is not approved, to appoint KPMG S.p.A. for the total fee bid of €45,319,229.69, corresponding to 351,097 hours for auditing the accounts and 287,211 hours for auditing the internal control system over financial reporting pursuant to US law;

11

-	grant the Board of Directors all powers necessary to implement the resolution of the Shareholders’ Meeting, including through delegated persons.

Consistent with the proposal of the Board of Statutory Auditors, the fees indicated previously will be adjusted on an annual basis to the extent specified contractually in relation to developments in the cost-of-living index and may be adjusted to take account of changes in the scope of the audit firm’s work or following exceptional and/or unforeseeable events that could not have been known at the time the contract was signed, without prejudice to the control and monitoring of the independence and the activity of the audit firm by the Board of Statutory Auditors in its capacity as the Internal Control and Audit Committee.

The Chairman of the Board of Directors
Emma Marcegaglia

12

Annual Report on Form 20-F 2017

Rome, April 6, 2018 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2017, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2017 is published on Eni’s website (eni.com) in the Publications section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2017, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Rome Tel. +39 06598.21 www.eni.com

Rome

April 27, 2018

Eni: first quarter 2018 results

Key operating and financial results

IVQ			IQ
2017			2018	2017	% Ch.
61.39	Brent dated	$/bbl	66.76	53.78	24
1.177	Average EUR/USD exchange rate		1.229	1.065	15
52.14	Brent dated	€/bbl	54.32	50.50	8
1,892	Hydrocarbon production	kboe/d	1,867	1,795	4
2,003	Adjusted operating profit (loss) (a)	€ million	2,380	1,834	30
1,867	of which: E&P		2,085	1,415	47
215	G&P		322	338	(5)
113	R&M and Chemicals		77	189	(59)
943	Adjusted net profit (loss) (a) (b)		978	744	31
0.26	- per share (€)		0.27	0.21
2,047	Net profit (loss) (b)		946	965	(2)
0.57	- per share (€)		0.26	0.27
1,855	Net cash from operations at replacement cost (c)		3,166	2,597	22
3,318	Net cash from operations		2,187	1,932	13
1,891	Net capital expenditure (d) (e)		1,778	2,457	(28)
10,916	Net borrowings		11,278	14,931	(24)
0.23	Leverage		0.23	0.28

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 16.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses.

(d) Include capital contribution to equity accounted entities.

(e) Net of the entry bonus relating to two Concession Agreements acquired in the United Arab Emirates and of the share of 2018 development capex related to the share of 10% in Zohr, under disposal, to be reimbursed to Eni by the buyer at the closing of the transaction.

Yesterday, Eni’s Board of Directors approved the Group results for the first quarter of 2018 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“In the first quarter of 2018, Eni achieved excellent economic and financial results, over and above the rising price of oil. As the Brent price in euros rose 8% relative to the first quarter of 2017, Eni’s adjusted operating profit increased by 30%, while operational cash generation at replacement cost grew by 22%. These results were achieved primarily because of an increase in our hydrocarbon production, which produced a 47% increase in adjusted operating profit from E&P. In addition, the first quarter saw the continuation of the optimization of our asset portfolio with our entry into the United Arab Emirates, one of the most productive areas in the world, and the sale of a further 10% of the Zohr field in Egypt. The Mid-Downstream businesses also achieved important results in the quarter, despite a less favorable scenario compared to 2017. The divisions benefitted from the strengthening and development measures we have implemented over the past three years. In particular, LNG achieved significant results due to increased integration with other Group activities. On the basis of these results and the strategy announced in the 2018-2021 plan, I confirm the objective of cash neutrality for 2018 at a Brent price of $55 per barrel.”

Highlights

Exploration & Production

•	Strong growth reported in hydrocarbon production:

up by 4% q-o-q at 1.87 million boe/d, in line with the FY 2018 guidance. Net of price effects in PSAs, the growth rate was 4.4%;

production start-ups and ramp-ups contributed 238 kboe/d.

•	Acquired interests in the concessions Lower Zakum (5%) and Umm Shaif/Nasr (10%) currently producing off Abu Dhabi, granting Eni access to a Country with great mineral potential.

•	Dual exploration model: agreed the divestment to Mubadala Petroleum, a UAE-based company, of a 10% stake in the Shorouk concession, offshore Egypt, where the super-giant Zohr gas field is located.

•	Started up oil production at the Ochigufu field, in Block 15/06 off Angola, just eighteen months since the presentation of the development plan. The field’s production plateau will add 25,000 barrels to the current production levels of the Block 15/06.

•	Indonesia: development plan of the Merakes gas field off Indonesia approved by the relevant authorities, leveraging synergies with nearby Jangkrik producing field.

•	Gas discovery in Block 6 (Eni’s interest 50%, operator), offshore Cyprus; confirmed the extension of the “Zohr like” play.

•	Awarded two Exploration and Production Agreements with the Republic of Lebanon covering Blocks 4 and 9 (Eni’s interest 40%), in deep offshore.

•	Awarded rights to Block 28 (Eni’s interest 75%, operator) and Block 24 (Eni’s interest 65%, operator) located in the medium-deep waters of the Cuenca Salina Basin, Mexico.

•	Algeria: strengthened the strategic partnership with Sonatrach to explore and develop new gas resources.

•	Exploration & Production adjusted operating profit: €2.1 billion, up by 47% q-o-q. In the same period the Brent price in euro terms increased by 8%.

Gas & Power

•	LNG sales: up by 35% to 2.7 bcm, also leveraging on the availability of upstream equity gas in Indonesia leveraging improved integration across businesses.

•	Retail business: increased the customer base, excluding the impact of disposals.

•	G&P adjusted operating profit: €0.3 billion, unchanged compared to the first quarter of 2017, when certain non-recurring gains were recorded.

Refining & Marketing and Chemicals

•	Valorized the EST technology for the conversion of the heavy barrel: signed a licensing agreement with the Chinese company Zhejiang Petrochemicals.

•	Strategic agreement signed by Versalis with Bridgestone for research and development of chemical products deriving from renewable raw materials.

•	Refining & Marketing adjusted operating profit: €18 million, down by 73% q-o-q due to an unfavorable trading environment.

•	Chemicals adjusted operating profit: €59 million, down by 52% q-o-q due to declining product margins compared to the previous reporting period, when margins benefitted from particularly favorable market trends.

Group results

•	Adjusted operating profit: €2.38 billion, up by 30% q-o-q.

•	Adjusted net profit: €0.98 billion, up by 31% q-o-q.

•	Net profit: €0.95 billion.

•	Strong cash flow from operations: €2.19 billion, up by 13% q-o-q.

•	Cash flow from operations before changes in working capital at replacement cost at €3.17 billion, up by 22% q-o-q.

•	Net capex: €1.78 billion[1]; self-financing ratio of net capex at approximately 123%.

•	Net borrowings: €11.28 billion.

•	Leverage: 0.23, unchanged compared to December 31, 2017.

Outlook 2018

Exploration & Production

Hydrocarbon production: the Company has raised its initial growth forecast and now expects a 4% increase for the FY 2018 vs. 2017, equalling to a production level of about 1.9 million boe/d. This growth is expected to be driven by continuing production ramp-up of fields started up in 2017, particularly in Egypt, Indonesia and at the Kashagan field, new fields start-ups in Angola and Ghana, the plateau achievement at Goliat (Norway), as well as the contribution of the new venture in UAE. These increases are expected to be partly offset principally by mature field declines.

Gas & Power

Expecting a strengthening of profitability: projecting a FY adjusted operating profit of €0.3 billion, which will be underpinned by new initiatives to optimize the gas portfolio, improved performance at the power business and synergies in the LNG business from business integration with the upstream segment, as well as better results expected in the retail business.

Gas sales: expected to decline in line with an expected reduction in long-term contractual commitments both to procure and to supply gas. By 2018 year-end, expected an increase in LNG contracted volumes at approximately 6 million tons.

1 See details on page 1, footnote (e).

Refining & Marketing and Chemicals

Expecting a refining break-even margin of approximately 3 $/barrel by the end of 2018, leveraging on further supply and plant optimizations.

Refining throughputs on own accounts expected to be flat compared to 2017, due to better performance at the Sannazzaro and Livorno refineries because of unplanned shutdowns in 2017, offset by reductions at the Taranto and Milazzo plants. Expected a higher refinery utilization rate.

Retail sales unchanged y-o-y.

Versalis: spreads of the main commodities vs. the feedstock are expected to normalize compared to the highs recorded in 2017 particularly in the butadiene and benzene markets. Sales volumes are expected to grow in all business lines driven by higher production volumes driven by fewer planned standstills and accidents.

Group

Cash neutrality: funding of capex for the FY and the dividend is confirmed at a Brent price of approximately 55 $/bbl in 2018.

2018 FY Capex expected to be €7.7 billion.

Business segments operating review

Exploration & Production

Production and prices

IVQ			IQ
2017			2018	2017	% Ch.
	Production
861	Liquids	kbbl/d	885	832	6.4
5,625	Natural gas	mmcf/d	5,358	5,254	2.0
1,892	Hydrocarbons	kboe/d	1,867	1,795	4.0
	Average realizations
57.64	Liquids	$/bbl	61.17	48.65	25.7
3.89	Natural gas	$/kcf	4.50	3.60	25.0
39.12	Hydrocarbons	$/boe	42.34	33.42	26.7

•	In the first quarter of 2018, oil and natural gas production averaged 1,867 kboe/d, up by 4% from the first quarter of 2017. This performance was driven by the ramp-up at fields started up in 2017, mainly in Angola, Egypt, Ghana and Indonesia and the 2018 start-ups (with an overall contribution of 238 kboe/d), as well as the acquisition of the two Concession Agreements of Lower Zakum (5%) and Umm Shaif/Nasr (10%) producing off the United Arab Emirates. These positives were partly offset by negative price effects at PSAs contracts, lower production as a result of planned shutdowns in Algeria and the activities slowdown in Venezuela, as well as declines from mature fields. When excluding price effects at PSAs contracts, hydrocarbons production increased by 4.4%.

•	Liquids production (885 kbbl/d) increased by 53 kbbl/d, or 6.4% from the first quarter of 2017 due to the ramp-ups of the period being partially offset by price effect and planned shutdowns.

•	Natural gas production (5,358 mmcf/d) increased by 104 mmcf/d, or 2% compared to the first quarter of 2017 driven by ramp-up of producing assets, partly offset by mature field declines.

Results

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
4,131	Operating profit (loss)	1,966	1,628	20.8
(2,264)	Exclusion of special items	119	(213)
1,867	Adjusted operating profit (loss)	2,085	1,415	47.3
(39)	Net finance (expense) income	(56)	56
117	Net income (expense) from investments	35	18
(853)	Income taxes	(1,140)	(859)
43.9	tax rate (%)	55.2	57.7
1,092	Adjusted net profit (loss)	924	630	46.7
	Results also include:
135	Exploration expenses:	75	208	(63.9)
73	- prospecting, geological and geophysical expenses	64	65
62	- write-off of unsuccessful wells	11	143
1,781	Capital expenditure	2,368	2,706	(12.5)

•	In the first quarter of 2018, the Exploration & Production segment reported an adjusted operating profit of €2,085 million, an increase of 47% from the first quarter of 2017. This improvement reflected an ongoing recovery in crude oil prices (with the Brent price in dollars up by 24%), narrowing differentials between the Brent benchmark and Eni’s crudes, which determined a 26% rise in Eni’s average realizations in dollar terms, and production growth. These positives were partially offset by exchange rate headwinds (the EUR/USD exchange rate was up by 15% q-o-q).

•	In the first quarter of 2018, adjusted net profit was €924 million, up by €294 million or 47% compared to the first quarter of 2017, due to a recovery in operating performance and a normalized tax rate (down by approximately 2.5 percentage points) due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSAs schemes and reduce the incidence of non-deductible expenses.

For the disclosure of the business segment special charges/gains see page 10.

Gas & Power

Sales

IVQ			IQ
2017			2018	2017	% Ch.
241	PSV	€/kcm	239	219	9.4
202	TTF		227	195	16.4
	Natural gas sales	bcm
9.62	Italy		11.19	10.38	7.8
10.26	Rest of Europe		9.28	11.53	(19.5)
0.99	of which: Importers in Italy		0.89	1.04	(14.4)
9.27	European markets		8.39	10.49	(20.0)
1.60	Rest of World		1.97	1.37	43.8
21.48	Worldwide gas sales		22.44	23.28	(3.6)
2.4	of which: LNG sales		2.70	2.00	35.0
8.66	Power sales	Twh	9.22	9.37	(1.6)

•	In the first quarter of 2018, natural gas sales were 22.44 bcm, down by 3.6% from the first quarter of 2017. Sales in Italy were up by 7.8% to 11.19 bcm, due to higher spot sales, partly offset by lower sales to large clients and the residential segment. Sales in European markets (8.39 bcm) decreased by 20% reflecting expiration of some long-term contracts and lower sales in Benelux and Germany as result of portfolio rationalization.
•	Power sales were 9.22 TWh in the first quarter of 2018, down by 1.6% mainly due to the disposal of retail activities in Belgium in 2017.

Results

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
206	Operating profit (loss)	398	214	86.0
9	Exclusion of special items and inventory holding (gains) losses	(76)	124
215	Adjusted operating profit (loss)	322	338	(4.7)
1	Net finance (expense) income	3	6
(4)	Net income (expense) from investments	11	(1)
(98)	Income taxes	(121)	(133)
46.2	tax rate (%)	36.0	38.8
114	Adjusted net profit (loss)	215	210	2.4
60	Capital expenditure	42	19	..

•	In the first quarter of 2018, the Gas & Power segment reported an adjusted operating profit of €322 million, almost in line q-o-q (down by €16 million from the first quarter of 2017). This result reflected the improved performance in the LNG business due to higher margins and sales, thanks to higher availability of equity gas production in Indonesia, as well as positive results from the power business. These positives were offset by lower non-recurring gains relating to renegotiations performed in 2017 and by lower gas volumes sold.

•	Adjusted net profit amounted to €215 million.

For the disclosure on business segment special charges see page 10.

Refining & Marketing and Chemicals

Production and sales

IVQ			IQ
2017			2018	2017	% Ch.
4.3	Standard Eni Refining Margin (SERM)	$/bbl	3.0	4.2	(29.3)
5.46	Throughputs in Italy	mmtonnes	5.51	5.18	6.4
0.72	Throughputs in the rest of Europe		0.68	0.64	6.3
6.18	Total throughputs		6.19	5.82	6.4
0.07	Green throughputs		0.06	0.02	..
	Marketing
2.11	Retail sales in Europe	mmtonnes	1.99	2.00	(0.5)
1.49	Retail sales in Italy		1.40	1.42	(1.4)
0.62	Retail sales in the rest of Europe		0.59	0.58	1.7
25.1	Retail market share in Italy	%	25.1	24.7
2.71	Wholesale sales in Europe	mmtonnes	2.37	2.36	0.4
1.94	Wholesale sales in Italy		1.68	1.68
0.77	Wholesale sales in the rest of Europe		0.69	0.68	1.5
	Chemicals
878	Sales of petrochemical products	ktonnes	981	992	(1.1)
70.8	Average plant utilization rate	%	79.4	77.4

•	In the first quarter of 2018, Eni’s Standard Refining Margin – SERM – was 3 $/barrel, down by 29.3% from the first quarter of 2017 (4.2 $/barrel), due to lower relative prices of products compared to the cost of the petroleum feedstock.

•	Eni refining throughputs were 6.2 mmtonnes, up by 6.4% from the first quarter of 2017, due to higher volumes processed throughout all refineries, mainly due to the downtime of some plants at the Sannazzaro and Taranto refineries in 2017 and lower shutdowns at other plants.

•	Volumes of biofuels produced at the Venice Green refinery reported a three-fold increase from the first quarter of 2017 mainly due to a planned standstill in the first quarter of 2017.

•	Retail sales in Italy of 1.40 mmtonnes fell by 1.4%, in a declining consumptions environment, reflecting lower volumes sold at leased stations and at the highway segment, partially offset by higher volumes sold at company-owned fuel stations. Eni’s retail market share was 25.1%, higher than in the first quarter of 2017 (24.7%), leveraging on effective marketing campaign.

•	Wholesale sales in Italy were 1.68 mmtonnes, unchanged q-o-q in all the main products marketed, except for higher sales of jet fuel offset by lower sales of gasoil.

•	Retail and wholesale sales in the rest of Europe increased by 1.6% from the first quarter of 2017 due to higher sales volumes in Spain and Germany, partly offset by lower sales in France and Austria.

•	Sales of petrochemical products of 981 ktonnes decreased by 1.1% in the first quarter mainly due to competitive pressure in the polyethylene business and lower demand in elastomers, partially offset by higher sales of intermediates.

Results

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
217	Operating profit (loss)	138	364	(62.1)
(174)	Exclusion of inventory holding (gains) losses	(99)	(199)
70	Exclusion of special items	38	24
113	Adjusted operating profit (loss)	77	189	(59.3)
76	- Refining & Marketing	18	66	(72.7)
37	- Chemicals	59	123	(52.0)
2	Net finance (expense) income	12
3	Net income (expense) from investments	23	10
(51)	Income taxes	(45)	(71)
43.2	tax rate (%)	40.2	35.7
67	Adjusted net profit (loss)	67	128	(47.7)
290	Capital expenditure	125	100	25.0

•	In the first quarter of 2018, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €77 million, lower than the first quarter of 2017 (€189 million).

•	The Refining & Marketing business reported an adjusted operating profit of €18 million, down by 73% q-o-q due to an unfavorable margin environment with the refining margin indicator down by 29%. Moreover, the appreciation of the euro against the US dollar (15%) negatively affected the refining business results. These negatives were partially offset by better refineries performance and various supply and plant optimizations. The marketing business reported a positive performance driven by effective commercial initiatives.

•	The Chemical business reported an adjusted operating profit of €59 million, down by 52% q-o-q. This decrease was due to a downward trend in polyethylene prices, affected by heightened competitive pressures from Middle-Eastern streams of products, and peak prices recorded on certain commodities like butadiene and benzene in the first quarter 2017 due to product shortages at main consumption geographies (USA and Asia).

•	Adjusted net profit amounting to €67 million in the first quarter of 2018 decreased by 48% due to lower operating performance.

For the disclosure on business segment special charges see page 10.

Group results

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
17,545	Net sales from operations	17,932	18,047	(0.6)
4,340	Operating profit (loss)	2,399	2,111	13.6
(149)	Exclusion of inventory holding (gains) losses	(95)	(259)
(2,188)	Exclusion of special items (a)	76	(18)
2,003	Adjusted operating profit (loss)	2,380	1,834	29.8
	Breakdown by segment:
1,867	Exploration & Production	2,085	1,415	47.3
215	Gas & Power	322	338	(4.7)
113	Refining & Marketing and Chemicals	77	189	(59.3)
(116)	Corporate and other activities	(162)	(115)	(40.9)
(76)	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	58	7

2,047	Net profit (loss) attributable to Eni's shareholders	946	965	(2.0)
(105)	Exclusion of inventory holding (gains) losses	(67)	(186)
(999)	Exclusion of special items (a)	99	(35)
943	Adjusted net profit (loss) attributable to Eni's shareholders	978	744	31.5

(a) For further information see table "Breakdown of special items"

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the first quarter of 2018, Eni’s consolidated adjusted operating profit of €2,380 million increased by 30% from the first quarter of 2017. The improvement was driven by a robust performance in the E&P segment (up by €0.67 billion or 47%) due to an ongoing recovery in crude oil prices, partly offset by a weaker dollar (the Brent benchmark in euro terms was up by 8%), as well as production growth. The G&P segment reported an adjusted operating profit of €0.3 billion, unchanged from the first quarter of 2017. This result reflected an improved performance in the LNG business due to better margins and higher volumes thanks to synergies with the upstream segment, as well as further actions at the long-term supply contracts, partly offset by one-off gains recorded in the same quarter of 2017. The R&M and Chemicals segment reported a decrease of 59% in operating profit due to an unfavorable trading environment, partly offset by better utilization rates, continued efficiency initiatives and plant optimizations.

•	Adjusted net profit for the first quarter of €0.98 billion improved by 31% compared to the first quarter of 2017, driven by an improved operating performance. Tax rate of 56% was barely unchanged compared to the first quarter of 2017.

Special items

The break-down by segment of special items of operating profit (a net charge of €76 million) is:

•	E&P: net charge of €119 million in the first quarter mainly composed of: risk and environmental provisions (€65 million and €18 million, respectively), impairment of certain trade receivables (€14 million) as well as a provision for redundancy incentives (€2 million).

•	G&P: net gains of €76 million composed of: the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (net gains of €67 million), an impairment relating to the alignment of the book value of the Hungarian gas distribution activity to its fair value, being a sale negotiation ongoing at the balance sheet date (€13 million), as well as provision for redundancy incentives (€3 million). The G&P adjusted operating result also includes the negative balance of €19 million related to derivative financial instruments entered into manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charge of €38 million composed of: the write down of capital expenditure relating to certain Cash Generating Units, which were impaired in previous reporting periods and continued to lack any profitability prospects (€15 million); environmental provision (€33 million) and a compensation gain from a third-party insurer relating to an incident occurred in 2017 (€20 million).

Reported results

In the first quarter of 2018, net profit attributable to Eni’s shareholders was €946 million compared to €965 million in the year-ago quarter that included a gain recorded on the divestment of a 10% interest in the Zohr gas field amounting to €339 million. Net of the effect of that deal, the Group’s consolidated net profit recorded an improvement q-o-q driven by a better performance of the E&P segment, which benefitted from strengthening crude oil prices (up by 24% q-o-q for the Brent crude oil benchmark) on the back of a global economic recovery, and production growth. Those positives were partly offset by a weakening USD (the EUR/USD exchange rate appreciated by 15% on average) that negatively affected the translation to euros of operating profit and cash flow of E&P’s subsidiaries that use the dollar as functional currency. The G&P segment reported robust results, confirming the long-term sustainability of the business, driven by an excellent performance delivered in the LNG business, also leveraging on synergies with the upstream segment. The R&M and Chemicals segment was weighted down by an unfavourable trading environment where refining margins fell by 29% q-o-q and the spreads vs. the feedstock of the main petrochemicals commodities shrunk noticeably as in the case of polyethylene down by 47% due to competitive pressures and butadiene down by 60% due to the winding down of certain contingent market situations that sustained prices a year ago.

A better reported operating profit (up by €288 million) was offset by higher income taxes (up by €258 million). The Group reported tax rate was 57.7% up by six percentage points q-o-q due to the effect in 2017 of the Zohr transaction that was classed as a non-taxable item.

Net borrowings and cash flow from operations

IVQ		IQ
2017	(€ million)	2018	2017	Change
2,047	Net profit (loss)	948	967	(19)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,207	- depreciation, depletion and amortization and other non monetary items	1,990	2,056	(66)
(2,951)	- net gains on disposal of assets	(1)	(343)	342
1,449	- dividends, interests and taxes	1,368	1,146	222
1,314	Changes in working capital related to operations	(1,074)	(924)	(150)
(748)	Dividends received, taxes paid, interests (paid) received	(1,044)	(970)	(74)
3,318	Net cash provided by operating activities	2,187	1,932	255
(2,188)	Capital expenditure	(2,541)	(2,831)	290
(7)	Investments	(37)	(36)	(1)
4,463	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	67	557	(490)
(1,740)	Other cash flow related to capital expenditure, investments and disposals	(140)	185	(325)
3,846	Free cash flow	(464)	(193)	(271)
455	Borrowings (repayment) of debt related to financing activities	(265)	(160)	(105)
(2,788)	Changes in short and long-term financial debt	(889)	150	(1,039)
	Dividends paid and changes in non-controlling interests and reserves	(1)		(1)
(13)	Effect of changes in consolidation, exchange differences and cash and cash equivalent	(19)	(6)	(13)
1,500	NET CASH FLOW	(1,638)	(209)	(1,429)

IVQ		IQ
2017	(€ million)	2018	2017	Change
3,846	Free cash flow	(464)	(193)	(271)
	Net borrowings of acquired companies	(2)		(2)
264	Net borrowings of divested companies
(61)	Exchange differences on net borrowings and other changes	105	38	67
	Dividends paid and changes in non-controlling interest and reserves	(1)		(1)
4,049	CHANGE IN NET BORROWINGS	(362)	(155)	(207)

Net cash flow from operating activities amounted to €2.19 billion in the first quarter of 2018. Cash flow from operating activities of the first quarter was also influenced by a lower level of receivables due beyond the end of the reporting period being sold to financing institutions, compared to the amount sold at the end of the previous reporting period (approximately €0.47 billion).

Net cash flow from operating activities before changes in working capital at replacement cost was €3.17 billion, up by 22% compared to the first quarter of 2017.

Capital expenditure for the period was €2.58 billion. Net capex was €1.78 billion, which excluded an entry bonus paid in connection with the award of the two Concession Agreements in UAE (€712 million) and the share of 2018 capex pertaining to a 10% interest in the Zohr project, which is in the process of being disposed of. That share of capex will be reimbursed by the buyer to Eni at the closing of transaction, having retroactive effect to January 1, 2018. The self-financing ratio of net capex was 123% in the first quarter of 2018.

Summarized Group Balance Sheet

(€ million)	Mar. 31, 2018	Dec. 31, 2017	Change

Fixed assets	71,515	71,415	100
Net working capital
Inventories	4,326	4,621	(295)
Trade receivables	11,729	10,182	1,547
Trade payables	(10,956)	(10,890)	(66)
Tax payables and provisions for, net deferred tax liabilities	(3,774)	(2,387)	(1,387)
Provisions	(13,096)	(13,447)	351
Other current assets and liabilities	649	287	362
	(11,122)	(11,634)	512
Provisions for employee post-retirements benefits	(1,059)	(1,022)	(37)
Assets held for sale including related liabilities	176	236	(60)
CAPITAL EMPLOYED, NET	59,510	58,995	515

Eni's shareholders equity	48,181	48,030	151
Non-controlling interest	51	49	2
Shareholders' equity	48,232	48,079	153
Net borrowings	11,278	10,916	362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,510	58,995	515
Leverage	0.23	0.23
Gearing	0.19	0.18	0.01

•	As of March 31, 2018, fixed assets increased by €100 million to €71,515 million due to capital expenditure for the period (€2,541 million) partly offset by DD&A (€1,864 million) and negative currency movements (€1,280 million). The increase in the item “Equity-accounted investments and other investments” was €624 million due to a new accounting of equity instruments required by IFRS 9.

•	Net working capital was in negative territory at minus €11,122 million and increased by €512 million from December 31, 2017 driven by higher trade receivables (€1,547 million), mainly in the G&P segment reflecting the impact of seasonal factors as well as lower volumes of trade receivables due beyond end of the reporting period, which were transferred to factoring institution.

•	Shareholders’ equity including non-controlling interest was €48,232 million, up by €153 million. This was due to the net profit for the period, which was offset by negative foreign currency translation differences (€1,007 million) reflecting a weaker dollar compared to the euro (the exchange rate at March 31, 2018 was down by 3% from the end of 2017).

•	Net borrowings[2] at March 31, 2018 was €11,278 million, slightly higher than 2017 (up by €362 million).

•	As of March 31, 2018, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage[3] – was 0.23, unchanged from the end of 2017.

2 Details on net borrowings are furnished on page 22.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 16 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017).

Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, the Company discloses that:

- as of March 31, 2018, ten of Eni’s subsidiaries: Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd - fall within the scope of the new continuing listing standards.

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release for first quarter of 2018 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis. Results and cash flow are presented for the first quarter of 2018 and of 2017 as well as the fourth quarter of 2017. Information on the Company’s financial position relates to end of the periods as of March 31, 2018 and December 31, 2017.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2017 Annual report on form 20-F filed with the US SEC on April 6, 2018, which investors are urged to read, excepted for the adoption of IFRS 9 and 15.

Adoption of IFRS 9 and IFRS 15

Effective January 1, 2018, the new accounting standards IFRS 15 “Revenue from Contracts with Customers” and IFRS9 “Financial instruments” are current. For both standards Eni elected to apply the cumulative effect method, whereby the retrospective re-measurement of net equity is recognized as restatement of the opening balance of net equity at January 1, 2018, considering the transactions current at that date, without restating the comparative reporting periods.

Further details are disclosed in the Annual report on Form 20-F 2017, in the note 7” IFRSs not yet adopted” of the Consolidated financial statements. The table below summarizes the impacts of these IFRSs on the opening balances as of January, 1, 2018. No effects were recorded at the Group net borrowings.

	Reported	Impact			Restated
(€ million)	January 1, 2018	IFRS 9	IFRS 15	Reclassifications	January 1, 2018
Current assets	36,433	(427)	(372)		35,634
of which: Trade and other receivables	15,737	(427)	(372)	(466)	14,472
Other current assets	1,573			466	2,039
Non-current assets	78,172	721	247		79,140
of which: Intangible assets	2,925		87		3,012
Other investments	219	681			900
Deferred tax assets	4,078	71	166		4,315
Assets held for sale	323				323
TOTAL ASSETS	114,928	294	(125)		115,097
Current liabilities	24,735		(113)		24,622
of which: Trade and other payables	16,748		(113)	(1,330)	15,305
Other current liabilities	1,515			1,330	2,845
Non-current liabilities	42,027		37		42,064
Liabilities directly associated with assets held for sale	87				87
TOTAL LIABILITIES	66,849		(76)		66,773
TOTAL SHAREHOLDERS' EQUITY	48,079	294	(49)		48,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,928	294	(125)		115,097

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2018 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
IQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,966	398	138	(157)	54	2,399
Exclusion of inventory holding (gains) losses			(99)		4	(95)
Exclusion of special items:
environmental charges	18		33			51
impairment losses (impairment reversals), net		13	15	1		29
net gains on disposal of assets			(1)			(1)
risk provisions	65			2		67
provision for redundancy incentives	2	3	1			6
commodity derivatives		(67)				(67)
exchange rate differences and derivatives	1	(19)	2			(16)
other	33	(6)	(12)	(8)		7
Special items of operating profit (loss)	119	(76)	38	(5)		76
Adjusted operating profit (loss)	2,085	322	77	(162)	58	2,380
Net finance (expense) income (a)	(56)	3	12	(163)		(204)
Net income (expense) from investments (a)	35	11	23	3		72
Income taxes (a)	(1,140)	(121)	(45)	56	(18)	(1,268)
Tax rate (%)	55.2	36.0	40.2			56.4
Adjusted net profit (loss)	924	215	67	(266)	40	980
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						978

Reported net profit (loss) attributable to Eni's shareholders						946
Exclusion of inventory holding (gains) losses						(67)
Exclusion of special items						99
Adjusted net profit (loss) attributable to Eni's shareholders						978

(a) Excluding special items.

(€ million)
IQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,628	214	364	(118)	23	2,111
Exclusion of inventory holding (gains) losses		(44)	(199)		(16)	(259)
Exclusion of special items:
environmental charges			7			7
impairment losses (impairment reversals), net			19	1		20
net gains on disposal of assets	(343)					(343)
risk provisions	84					84
provision for redundancy incentives	2	2	2			6
commodity derivatives		188	(11)			177
exchange rate differences and derivatives	9	(14)	(1)			(6)
other	35	(8)	8	2		37
Special items of operating profit (loss)	(213)	168	24	3		(18)
Adjusted operating profit (loss)	1,415	338	189	(115)	7	1,834
Net finance (expense) income (a)	56	6		(207)		(145)
Net income (expense) from investments (a)	18	(1)	10	15		42
Income taxes (a)	(859)	(133)	(71)	78		(985)
Tax rate (%)	57.7	38.8	35.7			56.9
Adjusted net profit (loss)	630	210	128	(229)	7	746
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						744

Reported net profit (loss) attributable to Eni's shareholders						965
Exclusion of inventory holding (gains) losses						(186)
Exclusion of special items						(35)
Adjusted net profit (loss) attributable to Eni's shareholders						744

(a) Excluding special items.

(€ million)
IVQ 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,131	206	217	(142)	(72)	4,340
Exclusion of inventory holding (gains) losses		29	(174)		(4)	(149)
Exclusion of special items:
environmental charges	46		83	8		137
impairment losses (impairment reversals), net	(155)	(141)	(35)	16		(315)
net gains on disposal of assets	(2,926)		(11)			(2,937)
risk provisions	279			3		282
provision for redundancy incentives	12	4	(10)	(4)		2
commodity derivatives		4	(4)
exchange rate differences and derivatives	(36)	(13)	2			(47)
other	516	126	45	3		690
Special items of operating profit (loss)	(2,264)	(20)	70	26		(2,188)
Adjusted operating profit (loss)	1,867	215	113	(116)	(76)	2,003
Net finance (expense) income (a)	(39)	1	2	(163)		(199)
Net income (expense) from investments (a)	117	(4)	3	(24)		92
Income taxes (a)	(853)	(98)	(51)	22	27	(953)
Tax rate (%)	43.9	46.2	43.2			50.3
Adjusted net profit (loss)	1,092	114	67	(281)	(49)	943
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						943

Reported net profit (loss) attributable to Eni's shareholders						2,047
Exclusion of inventory holding (gains) losses						(105)
Exclusion of special items						(999)
Adjusted net profit (loss) attributable to Eni's shareholders						943

(a) Excluding special items.

Breakdown of special items

IVQ		IQ
2017	(€ million)	2018	2017
137	Environmental charges	51	7
(315)	Impairment losses (impairment reversals), net	29	20
(2,937)	Net gains on disposal of assets	(1)	(343)
282	Risk provisions	67	84
2	Provisions for redundancy incentives	6	6
	Commodity derivatives	(67)	177
(47)	Exchange rate differences and derivatives	(16)	(6)
690	Other	7	37
(2,188)	Special items of operating profit (loss)	76	(18)
268	Net finance (income) expense	20	6
	of which:
47	- exchange rate differences and derivatives reclassified to operating profit (loss)	16	6
468	Net income (expense) from investments	4	(2)
	of which:
1	- gains on disposal of assets
467	- impairment/revaluation of equity investments
453	Income taxes	(1)	(21)
	of which:
115	- USA tax reform
338	- taxes on special items of operating profit and other special items	(1)	(21)
(999)	Total special items of net profit (loss)	99	(35)

Analysis of Profit and Loss account items

Net sales from operations

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
5,571	Exploration & Production	5,473	4,950	10.6
13,541	Gas & Power	13,742	13,942	(1.4)
5,799	Refining & Marketing and Chemicals	5,566	5,515	0.9
4,787	- Refining & Marketing	4,433	4,294	3.2
1,130	- Chemicals	1,272	1,346	(5.5)
(118)	- Consolidation adjustments	(139)	(125)
431	Corporate and other activities	361	348	3.7
(7,797)	Consolidation adjustments	(7,210)	(6,708)
17,545		17,932	18,047	(0.6)

Operating expenses

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
13,740	Purchases, services and other	12,832	13,523	(5.1)
591	Impairment losses (impairment reversals), net	114	96	18.8
687	Payroll and related costs	844	784	7.7
2	of which: provision for redundancy incentives and other	6	6
15,018		13,790	14,403	(4.3)

DD&A, impairments, reversals and write-off

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
1,582	Exploration & Production	1,640	1,646	(0.4)
85	Gas & Power	91	89	2.2
93	Refining & Marketing and Chemicals	97	89	9.0
77	- Refining & Marketing	76	75	1.3
16	- Chemicals	21	14	50.0
15	Corporate and other activities	14	16	(12.5)
(7)	Impact of unrealized intragroup profit elimination	(7)	(7)
1,768	Total depreciation, depletion and amortization	1,835	1,833	0.1
(319)	Impairment losses (impairment reversals), net	29	20	45.0
1,449	Depreciation, depletion, amortization, impairments and reversals	1,864	1,853	0.6
61	Write-off of tangible and intangible assets	6	144	(95.8)
1,510		1,870	1,997	(6.4)

Income (expense) from investments

(€ million)
IQ 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	33	11	2	(1)	45
Dividends	2		21		23
	35	11	23	(1)	68

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Mar. 31, 2018	Dec. 31, 2017	Change
Total debt	23,638	24,707	(1,069)
- Short-term debt	3,774	4,528	(754)
- Long-term debt	19,864	20,179	(315)
Cash and cash equivalents	(5,725)	(7,363)	1,638
Securities held for trading and other securities held for non-operating purposes	(6,402)	(6,219)	(183)
Financing receivables held for non-operating purposes	(233)	(209)	(24)
Net borrowings	11,278	10,916	362
Shareholders' equity including non-controlling interest	48,232	48,079	153
Leverage	0.23	0.23

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on March 31, 2018

(€ million)
Issuing entity	Amount at March 31, 2018 (a)
Eni SpA	2,301
Eni Finance International SA	427

2,728

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the first quarter of 2018 (guaranteed by Eni Spa)

Bonds were not issued in the first quarter of 2018.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Mar. 31, 2018	Dec. 31, 2017
ASSETS
Current assets
Cash and cash equivalents	5,725	7,363
Other financial activities held for trading	6,402	6,012
Financial assets available for sale		207
Trade and other receivables	16,797	15,737
Inventories	4,326	4,621
Current tax assets	183	191
Other current tax assets	581	729
Other current assets	1,854	1,573
	35,868	36,433
Non-current assets
Property, plant and equipment	62,390	63,158
Inventory - compulsory stock	1,353	1,283
Intangible assets	2,958	2,925
Equity-accounted investments	3,478	3,511
Other investments	876	219
Other financial assets	1,732	1,675
Deferred tax assets	3,966	4,078
Other non-current assets	1,400	1,323
	78,153	78,172
Assets held for sale	303	323
TOTAL ASSETS	114,324	114,928
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,312	2,242
Current portion of long-term debt	1,462	2,286
Trade and other payables	15,234	16,748
Income taxes payable	696	472
Other taxes payable	2,513	1,472
Other current liabilities	2,545	1,515
	24,762	24,735
Non-current liabilities
Long-term debt	19,864	20,179
Provisions for contingencies	13,096	13,447
Provisions for employee benefits	1,059	1,022
Deferred tax liabilities	5,705	5,900
Other non-current liabilities	1,479	1,479
	41,203	42,027
Liabilities directly associated with assets held for sale	127	87
TOTAL LIABILITIES	66,092	66,849
SHAREHOLDERS' EQUITY
Non-controlling interest	51	49
Eni shareholders' equity:
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	139	183
Other reserves	43,672	42,490
Treasury shares	(581)	(581)
Interim dividend		(1,441)
Net profit (loss)	946	3,374
Total Eni shareholders' equity	48,181	48,030
TOTAL SHAREHOLDERS' EQUITY	48,232	48,079
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	114,324	114,928

GROUP PROFIT AND LOSS ACCOUNT

IVQ		IQ
2017	(€ million)	2018	2017
	REVENUES
17,545	Net sales from operations	17,932	18,047
3,333	Other income and revenues	135	485
20,878	Total revenues	18,067	18,532
	OPERATING EXPENSES
(13,740)	Purchases, services and other	(12,832)	(13,523)
(591)	Impairment reversals (impairment losses) of trade and other receivables, net	(114)	(96)
(687)	Payroll and related costs	(844)	(784)
(10)	Other operating (expense) income	(8)	(21)
(1,768)	Depreciation, Depletion and Amortization	(1,835)	(1,833)
319	Impairment reversals (impairment losses), net	(29)	(20)
(61)	Write-off of tangible and intangible assets	(6)	(144)
4,340	OPERATING PROFIT (LOSS)	2,399	2,111
	FINANCE INCOME (EXPENSE)
667	Finance income	804	1,326
(1,232)	Finance expense	(1,088)	(1,498)
(19)	Income (expense) from other financial activities held for trading	(6)	1
117	Derivative financial instruments	66	20
(467)		(224)	(151)
	INCOME (EXPENSE) FROM INVESTMENTS
(431)	Share of profit (loss) of equity-accounted investments	45	29
55	Other gain (loss) from investments	23	15
(376)		68	44
3,497	PROFIT (LOSS) BEFORE INCOME TAXES	2,243	2,004
(1,450)	Income taxes	(1,295)	(1,037)
2,047	Net profit (loss)	948	967
	attributable to:
2,047	- Eni's shareholders	946	965
	- Non-controlling interest	2	2

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.57	- basic	0.26	0.27
0.57	- diluted	0.26	0.27

COMPREHENSIVE INCOME (LOSS)

	IQ
(€ million)	2018	2017
Net profit (loss)	948	967
Items that may be reclassified to profit in later periods	(1,040)	(930)
Currency translation differences	(1,007)	(718)
Change in the fair value of cash flow hedging derivatives	(60)	(304)
Share of "Other comprehensive income" on equity-accounted entities	11	18
Taxation	16	74

Total other items of comprehensive income (loss)	(1,040)	(930)
Total comprehensive income (loss)	(92)	37
attributable to:
- Eni's shareholders	(94)	35
- Non-controlling interest	2	2

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)

Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	37
Other changes	10
Total changes		47
Shareholders' equity at March 31, 2017:		53,133
attributable to:
- Eni's shareholders		53,081
- Non-controlling interest		52

Shareholders' equity at December 31, 2017		48,079
Impact of adoption IFRS 9 anf IFRS 15		245

Shareholders' equity at January 1, 2018:		48,324
Total comprehensive income (loss)	(92)
Total changes		(92)
Shareholders' equity at March 31, 2018:		48,232
attributable to:
- Eni's shareholders		48,181
- Non-controlling interest		51

GROUP CASH FLOW STATEMENT

IVQ		IQ
2017	(€ million)	2018	2017
2,047	Net profit (loss)	948	967

	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,768	Depreciation, depletion and amortization	1,835	1,833
(319)	Impairment losses (impairment reversals), net	29	20
61	Write-off of tangible and intangible assets	6	144
431	Share of (profit) loss of equity-accounted investments	(45)	(29)
(2,951)	Gains on disposal of assets, net	(1)	(343)
(77)	Dividend income	(23)	(11)
(68)	Interest income	(43)	(48)
144	Interest expense	139	168
1,450	Income taxes	1,295	1,037
270	Other changes	130	91
	Changes in working capital:
(122)	- inventories	188	(219)
(273)	- trade receivables	(1,916)	(1,501)
1,484	- trade payables	95	257
119	- provisions for contingencies	104	47
106	- other assets and liabilities	455	492
1,314	Cash flow from changes in working capital	(1,074)	(924)
(4)	Net change in the provisions for employee benefits	35	(3)
114	Dividends received	5	4
53	Interest received	21	8
(90)	Interest paid	(186)	(184)
(825)	Income taxes paid, net of tax receivables received	(884)	(798)
3,318	Net cash provided by operating activities	2,187	1,932
	Investing activities:
(2,143)	- tangible assets	(2,507)	(2,727)
(45)	- intangible assets	(34)	(104)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(15)
(7)	- investments	(22)	(36)
(100)	- securities	(241)	(65)
(216)	- financing receivables	(193)	(320)
(162)	- change in payables in relation to investing activities and capitalized depreciation	(8)	495
(2,673)	Cash flow from investing activities	(3,020)	(2,757)
	Disposals:
2,138	- tangible assets	6	557
2	- intangible assets
2,361	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	32
(436)	- income taxes paid on disposals
398	- investments	29
188	- securities	5
545	- financing receivables	80	215
(1,540)	- change in receivables in relation to disposals	(48)	(300)
3,656	Cash flow from disposals	104	472
983	Net cash used in investing activities (*)	(2,916)	(2,285)

GROUP CASH FLOW STATEMENT (continued)

IVQ		IQ
2017	(€ million)	2018	2017
437	Increase in long-term debt	511	753
(2,682)	Repayments of long-term debt	(1,568)	(67)
(543)	Increase (decrease) in short-term debt	168	(536)
(2,788)		(889)	150
	Dividends paid to Eni's shareholders	(1)
(2,788)	Net cash used in financing activities	(890)	150
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		5
(13)	Effect of exchange rate changes on cash and cash equivalents and other changes	(19)	(11)
1,500	Net cash flow for the period	(1,638)	(209)
5,863	Cash and cash equivalents - beginning of the period	7,363	5,674
7,363	Cash and cash equivalents - end of the period	5,725	5,465

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IVQ		IQ
2017	(€ million)	2018	2017
455	Net cash flow from financing activities	(265)	(160)

SUPPLEMENTAL INFORMATION

IVQ		IQ
2017	(€ million)	2018	2017
	Investment of consolidated subsidiaries and businesses
	Current assets	2
	Non-current assets	23
	Cash and cash equivalents (Net borrowings)	(1)
	Current and non-current liabilities	(8)
	Net effect of investments	16
	less:
	Cash and cash equivalents	(1)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent	15

	Disposal of consolidated subsidiaries and businesses
22	Current assets	39
691	Non-current assets	9
(264)	Cash and cash equivalents (Net borrowings)
(72)	Current and non-current liabilities	(16)
377	Net effect of disposals	32
1,984	Gain on disposal
2,361	Selling price	32
	less:
	Cash and cash equivalents disposed of
2,361	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent	32

Capital expenditure

IVQ		IQ
2017	(€ million)	2018	2017	% Ch.
1,854	Exploration & Production	2,432	2,771	(12.2)
5	- acquisition of proved and unproved properties	712		..
73	- g&g costs	64	65	(1.5)
56	- exploration	65	199	(67.3)
1,698	- development	1,586	2,495	(36.4)
22	- other expenditure	5	12	(58.3)
60	Gas & Power	42	19	..
290	Refining & Marketing and Chemicals	125	100	25.0
215	- Refining & Marketing	100	68	47.1
75	- Chemicals	25	32	(21.9)
58	Corporate and other activities	11	7	57.1
(1)	Impact of unrealized intragroup profit elimination	(5)	(1)
2,261	Capital expenditure	2,605	2,896	(10.0)
73	Cash out in net cash flow from operating activities	64	65	(1.5)
2,188	Cash out in net cash flow from investment activities	2,541	2,831	(10.2)

In the first quarter of 2018, capital expenditure amounted to €2,541 million (€2,831 million in the first quarter of 2017) and mainly related to:

- development activities (€1,586 million) deployed mainly in Egypt, Ghana, Libya, Congo, Angola, Norway and Italy. The acquisition of proved and unproved reserves of €712 million relates to the entry bonus in two producing concession agreements in the Arabian Emirates;

- refining activity in Italy and outside Italy (€89 million) aimed at reconversion of Gela refinery into a bio-refinery, reconstruction works of the EST conversion plant at the Sannazzaro refinery, maintain plants’ integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€11 million);

- initiatives relating to gas marketing (€39 million).

Cash-outs comprised in net cash from operating activities (€64 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IVQ			IQ
2017			2018	2017
1,892	Production of oil and natural gas (a) (b)	(kboe/d)	1,867	1,795
146	Italy		144	154
163	Rest of Europe		218	202
542	North Africa		442	483
240	Egypt		259	224
365	Sub-Saharan Africa		348	302
130	Kazakhstan		139	142
139	Rest of Asia		151	93
144	Americas		142	172
23	Australia and Oceania		24	23
165.0	Production sold (a)	(mmboe)	157.5	151.3

PRODUCTION OF LIQUIDS BY REGION

IVQ			IQ
2017			2018	2017
861	Production of liquids (a)	(kbbl/d)	885	832
64	Italy		64	65
80	Rest of Europe		132	107
175	North Africa		151	153
76	Egypt		77	72
265	Sub-Saharan Africa		251	215
83	Kazakhstan		88	87
47	Rest of Asia		52	51
69	Americas		68	79
2	Australia and Oceania		2	3

PRODUCTION OF NATURAL GAS BY REGION

IVQ			IQ
2017			2018	2017
5,625	Production of natural gas (a) (b)	(mmcf/d)	5,358	5,254
448	Italy		436	484
453	Rest of Europe		469	513
2,003	North Africa		1,595	1,797
897	Egypt		989	832
545	Sub-Saharan Africa		528	479
256	Kazakhstan		277	302
502	Rest of Asia		543	226
407	Americas		401	509
114	Australia and Oceania		120	112

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (539 and 476 mmcf/d in the first quarter of 2018 and 2017, respectively, and 578 mmcf/d in the fourth quarter 2017).

Gas & Power

Natural gas sales by market

IVQ		IQ
2017	(bcm)	2018	2017	% Ch.
9.62	ITALY	11.19	10.38	7.8
2.25	- Wholesalers	2.68	2.96	(9.5)
2.31	- Italian exchange for gas and spot markets	2.97	1.77	67.8
1.09	- Industries	1.21	1.14	6.1
0.27	- Medium-sized enterprises and services	0.31	0.36	(13.9)
0.52	- Power generation	0.32	0.22	45.5
1.54	- Residential	2.11	2.34	(9.8)
1.64	- Own consumption	1.59	1.59
11.86	INTERNATIONAL SALES	11.25	12.90	(12.8)
10.26	Rest of Europe	9.28	11.53	(19.5)
0.99	- Importers in Italy	0.89	1.04	(14.4)
9.27	- European markets	8.39	10.49	(20.0)
1.24	Iberian Peninsula	1.27	1.25	1.6
1.91	Germany/Austria	0.87	1.99	(56.3)
1.35	Benelux	1.28	1.57	(18.5)
0.56	UK	0.78	0.68	14.7
2.08	Turkey	2.00	2.18	(8.3)
1.94	France	1.96	2.52	(22.2)
0.19	Other	0.23	0.30	(23.3)
1.60	Rest of World	1.97	1.37	43.8
21.48	WORLDWIDE GAS SALES	22.44	23.28	(3.6)
2.40	of which: LNG sales	2.70	2.00	35.0

-31-